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19007289

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-70007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/26/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Palladium, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 S. Harrison Street Suite 900
(No. and Street)

Fort Wayne (City) Indiana (State) 46802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Gery 260-434-9724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive - 6th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

FIRST PALLADIUM, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Jeffrey Gery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Palladium, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PAMELA DUNNUCK
Allen County
My Commission Expires
May 29, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
First Palladium, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Palladium, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 28, 2019

FIRST PALLADIUM, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets		
Cash	$	463,141
Commissions Receivable - Short-Term		240,086
Commissions Receivable - Long-Term		1,108,234
Total Assets	$	1,811,461
Liabilities and Member's Equity		
Accounts payable - Parent	$	5,125
Total liabilities		5,125
Member's equity		1,806,336
Total liabilities and member's equity	$	1,811,461

The accompanying notes are an integral part of these statements.

FIRST PALLADIUM, LLC
NOTES TO FINANCIAL STATEMENT

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: First Palladium, LLC (the "Company", "First Palladium") is a broker-dealer (effective April 26, 2018) registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Ash Brokerage, LLC ("Parent") and operates out of its principal office in Fort Wayne, IN. First Palladium is engaged in the wholesale brokerage of variable life insurance and variable annuity products.

Significant Accounting Policies: A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Management Estimates and Assumptions: Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and expenses during the reporting period. Significant estimates include commissions receivable. Actual results could vary from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Cash: The Company maintains its cash balances in a financial institution insured by the Federal Deposit Insurance Corporation and may at times exceed the insurance provided on such deposits. The Company has not experienced any losses in such accounts. All of the Company's receivables are due from companies in the insurance industry. The Company continually monitors creditworthiness of companies for which product offerings are brokered to mitigate risk of credit loss.

Commissions Receivable: Commissions receivable represent an estimate of commissions due from insurance carriers over the term of the policies placed. The Company establishes an estimate based on multiple factors including but not limited to expected duration of commission payments, type of product sold and average expected rate of renewal. Receivables classified as short-term do not include any material amounts that are collectible after one year. No allowance was deemed necessary by management as of December 31, 2018.

First Palladium records a receivable to coincide with the revenue recognized when a case is placed in-force. The receivable associated with the first-year commissions earned on a policy is recognized as short-term with any estimates of revenue for case renewals recognized as a long-term receivable. As time elapses, a portion of the long-term receivable is moved to short-term receivable.

Revenue Recognition: First Palladium adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* effective April 26, 2018. This guidance requires the recognition of revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services. ASC Topic 606 requires entities to follow a five-step process to a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the separate performance obligations in the contract, and (e) recognize revenue when the entity satisfies each performance obligation. When determining the transaction price, a company may include variable consideration only if it is probable that a change in the estimate of the variable consideration would not result in a significant reversal of the cumulative revenue recognized. Entities acting as an agent, the nature of the contract is to arrange for goods or services to be provided by a third party, are required to recognize revenue at the net amount retained. The Company applied the modified retrospective method of adoption. Because First Palladium did not have any sales prior to this initial period, no adjustments were recorded as of April 26, 2018. Reported financial results for historic periods were not restated and are reported under the accounting standards in effect during the historic period.

Significant Judgments: Revenue from contracts with customers includes commissions on the sale of variable life insurance and variable annuity products. Sale of such variable products by insurance carriers must be transacted through a registered broker-dealer. The recognition of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

First Palladium provides its customers with policy placement services of variable life insurance and variable annuity products. Customers can only benefit from the services that the Company provides if a policy is formally placed with an insurance carrier and coverage is extended to the policyholder. Placement services are highly interdependent and not capable of being distinct; therefore, management deems the placement of a policy as a singular performance obligation. The Company does not provide any additional services beyond the placement of policies; therefore, no additional performance obligations were identified by management.

The Company receives consideration for services in the form of a commission from the applicable insurance company. Commissions include first-year and renewal amounts that are received over time and at a rate determined by the underlying insurance product placed. Because First Palladium, has a singular performance obligation, the associated revenue for the full commissionable duration of the policy is estimated and recognized upon placement of the policy.

The consideration for both first-year and renewal commission amounts include variable components which are dependent upon a policy remaining in-force (persistency) over a period of time. Management utilized the most likely amount method to estimate the variable component of commission consideration which includes a calculation for average persistency and an estimate of the commissionable duration for each product. Persistency rates are applied to policies as a means for discounting projected revenues associated with renewals. Revenue is recorded at the transaction price which is calculated as follows:

Transaction price equals policy premium multiplied by contract rate multiplied by commissionable duration multiplied by persistency factor (renewals only).

The Company acts as an agent between the carriers and the end policyholder; therefore, commission revenue is recognized on a net basis excluding any commission amounts paid or payable to other agents associated with each case.

Other Income: Represents reimbursement of commissions resulting from an overpayment to a customer.

Income Taxes: First Palladium is a single member limited liability, which is disregarded for income tax purposes and its operating results are allocated to Parent. No provision or liability for income taxes has been included in the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2018, the Parent re-assigned the commission stream related to a block of business from a third-party broker dealer to First Palladium. Under ASC Topic 606, the revenue and corresponding receivable for this business would have been recognized when the cases were placed in-force. Because these policies originated outside of First Palladium and prior to approval to become a broker dealer, they are deemed to be a non-cash contribution of commissions receivable by the Parent. The Company recorded a short-term receivable of $339,682 and a long-term receivable of $1,200,000 as a result of this contribution with a corresponding increase in member's equity.

Effective August 1, 2018, the Company entered into a services agreement with the Parent to provide certain services, including but not limited to, finance and accounting, compliance, IT support, and office facilities and related services for $4,792 per month. At December 31, 2018, $5,125 was due to the Parent and is included in accounts payable-Parent in the accompanying statement of financial condition.

NOTE 3 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1 in the first year of operations and 15 to 1 in subsequent years. At December 31, 2018, the Company had net capital of $458,016 which was $453,016 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1 to 1.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompany financial statements were issued.